1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 14, 2018

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,986

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,986 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares ESG MSCI EAFE ETF (formerly known as iShares MSCI EAFE ESG Optimized ETF) and iShares ESG MSCI USA ETF (formerly known as iShares MSCI USA ESG Optimized ETF) (each, a “Fund”), each a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on December 5, 2018 and December 7, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund, unless otherwise noted. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: In the “Principal Investment Strategies” section of each Fund’s prospectus, please disclose the number or range of the Underlying Index components.

Response: The Trust respectfully submits that the “Principal Investment Strategies” section of each prospectus discloses pertinent information regarding each of the Fund’s Underlying Index, including the index methodology, significant sector exposures, and that the Underlying Index may include large- or mid-capitalization companies. The disclosure also states that the components of the Underlying Index are likely to change over time. As a result, the Trust provides more detailed disclosure regarding each of the Fund’s Underlying Index, including the approximate number of component securities in the Underlying Index, in each of the Fund’s SAI.

Securities and Exchange Commission

December 14, 2018

Comment 2: Please consider using the term “common stocks” as opposed to “equity securities” in “Equity Securities Risk.”

Response: The Trust respectfully notes that each Fund may invest in certain equity securities other than common stocks.

Comment 3: In connection with the “Tracking Error Risk”, which states that “Tracking error may occur because of … the requirements to maintain pass-through tax treatment”, we note that, technically, an election as a “regulated investment company” under Subchapter M of the tax code does not confer “pass-through treatment” (e.g., a partnership). A fund that satisfies two qualification tests and that distributes 90% of its taxable income and net short-term capital gains may deduct the taxable income and net capital gains dividends that it pays to investors.

Response: The Trust respectfully declines to make any changes to this disclosure. The Trust believes that “pass-through tax treatment” is commonly used to refer to regulated investment companies (“RICs”), as well as real estate investment trusts, partnerships and certain other entities such as S corporations. Further, the term “pass-through entity” is used in the Internal Revenue Code to refer to both partnerships and RICs in various places (see IRC §§ 1(h)(10); 860E(e)(6)(B); 1202(g)(4); and 1260(c)(2)).

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Adithya Attawar
Nicole Hwang
Jaeyoung Choi